UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 5

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-203040, 333-210810 and 333-211512) and Form F-3 (Registration Numbers 333-209336 and 333-211511) of Ascendis Pharma A/S (“Ascendis” or the “Company”) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Annual General Meeting Results

On May 24, 2016, Ascendis held its Annual General Meeting. 16,372,822 ordinary shares of Ascendis (which includes 12,650,890 ordinary shares represented by American Depositary Shares), representing in total 65.0% of the ordinary shares outstanding as of the date of the Annual General Meeting, were voted at the meeting. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 1: Election of Chairman of the Meeting

Ascendis shareholders elected Lars Lüthjohan Jensen as chairman of the meeting.

Agenda Item 3: Presentation of Audited Annual Report with Auditor’s Statement for Approval and Discharge of the Board of Directors and Management

Ascendis shareholders adopted the audited annual report and granted the discharge of the Board of Directors (the “Board”) of the Company and management from liability.

Agenda Item 4: Resolution on Application of Profits or Covering of Losses as per the Adopted Annual Report

Ascendis shareholders resolved to carry forward the consolidated loss for the year ended December 31, 2015 of EUR 32.922 million to the year ending December 31, 2016 through recognition in retained earnings.

Agenda Item 5: Election of Board Members and Alternates, if any

Ascendis shareholders elected Jonathan T. Silverstein, Albert Cha, Birgitte Volck and Martin Olin as Class II directors, with the term for each such board member to expire at the Annual General Meeting of the Company to be held in 2018.

Agenda Item 6: Election of State-authorized Public Auditor

Ascendis shareholders re-elected Deloitte Statsautoriseret Revisionspartnerselskab as the Company’s auditor.

Agenda Item 7: Proposals from the Board and/or Shareholders

Ascendis shareholders adopted the proposal of the Board to amend the Articles of Association so that the Board is authorized to issue so-called employee-shares to employees and management against cash payment, by including the following language proposed by the Board as a new section 4f in the Articles of Association:

“The board of directors is until 23 May 2021 authorized at one or more times to increase the company’s share capital in favor of its employees and the employees of its subsidiaries with up to nominal DKK 500,000 without pre-emptive subscription rights for the company’s shareholders. Capital increases according to this authorisation shall be carried out by the board of directors by way of cash contributions but may be carried out at a discount price. The board of directors is authorised to make the required amendments to the articles of association if the authorization to increase the share capital is used and to cause such shares to be deposited with a depositary bank and the simultaneous issuance of American Depositary Shares. For shares issued the following shall apply: The new shares shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the company’s register of shareholders. The new shares shall not have any restrictions as to their transferability and no shareholder shall be obliged to have the shares redeemed fully or partly. The shares shall be with the same rights as the existing share capital. The new shares shall give rights to dividends and other rights in the company from the time which are determined by the board of directors in connection with the decision to increase the share capital.”

Appointment of Chairman of the Board

Subsequent to the Annual General Meeting, the Board held a constituting board meeting at which Michael Wolff Jensen was re-appointed as Chairman of the Board.

Exhibits

Reference is made to the Exhibit Index included hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: May 25, 2016	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Senior Vice President, General Counsel

EXHIBIT INDEX

Exhibit No.	Description

1.1	Articles of Association.